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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 811-22263

Exchange Traded Concepts Trust	The NASDAQ Stock Market LLC

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

10900 Hefner Pointe Drive, Suite 207, Oklahoma City, Oklahoma 73129 (405) 778-8377

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

WeatherStorm Forensic Accounting Long-Short ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR 240.12d2-2(a)(1)

[ ]	17 CFR 240.12d2-2(a)(2)

[ ]	17 CFR 240.12d2-2(a)(3)

[ ]	17 CFR 240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

[X]	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Exchange Traded Concepts Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 2, 2018	By /s/ J. Garrett Stevens	Trustee and President
Date	Name	Title

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CGR 240.19d-1 as applicable. See General Instructions.